

Mail Stop 3561

March 9, 2010

<u>Via U.S. Mail and Facsimile</u>

Victoria J. Kincke
General Counsel
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

> **Re: Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed: March 31, 2009**
> **File No. 001-34062**

Dear Ms. Kincke:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief